SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

30 September 2019

Prudential's Eastspring signs agreement to acquire Thanachart Fund

Eastspring Investments ("Eastspring"), the Asian asset management business of Prudential plc ("Prudential"), has signed an agreement to acquire 50.1 per cent of Thanachart Fund Management Co., Ltd. ("TFUND") from Thanachart Bank Public Company Ltd. ("TBANK") and Government Savings Bank (GSB) 1.  Following this acquisition TBANK's customers will have access to Eastspring's world class investment solutions.

The consideration for the 50.1 per cent stake is THB 4,208 million (GBP 108 million)2. Completion is conditional on, among other things, regulatory approval and the acquisition of TBANK by TMB Bank Public Company Limited ("TMB"). The two banks signed an agreement to merge on 8 August 2019.

The acquisition of TFUND reinforces Prudential's commitment to the Thai market and complements Eastspring's acquisition of 65 per cent of TMB Asset Management (now TMBAM Eastspring) that was completed in September 2018. Similar to the TMBAM acquisition, Eastspring has an option to increase ownership of TFUND to 100 per cent in the future.

TFUND is the 8th largest mutual fund manager in Thailand, with THB 212 billion3 (GBP 5.4 billion) of mutual funds under management. TFUND and TMBAM Eastspring will collectively be the 4th largest asset manager in Thailand with a market share of 12 per cent and a combined AUM of THB 653 billion4 (GBP 16.7 billion).

When the merger of TBANK and TMB is completed, it will become the 6th largest bank in Thailand with 10 million retail customers, more than THB 2 trillion (GBP 51 billion) in total assets, and over 900 branches across the country providing Eastspring access to a large and growing consumer base.

Nic Nicandrou, Chief Executive of Prudential Corporation Asia, said: "As a leading life insurer and asset manager in Asia, Prudential is committed to helping customers protect their health and grow their wealth. By signing this agreement, we are seizing the opportunity to acquire a highly attractive business in the growing Thai market and work more closely with strong partners - TMB and TBANK.

"Following the demerger of the Group's UK and Europe business, M&GPrudential, Prudential plc will become Asia-led, which means we will be even more focused on meeting the insurance and savings needs of Asian consumers. The acquisition of TFUND not only complements our existing business but allows us to accelerate our growth and extend our presence in this dynamic market."

Thailand is one of the largest and fastest growing asset management markets in the ASEAN region5 due to an expanding middle class, rising affluence, strong savings culture and low mutual fund penetration rate compared to more developed markets.

Piti Tantakasem, Chief Executive of TMB, said: "With this acquisition, Eastspring has confirmed its commitment to Thailand, and to our partnership.  We welcome Eastspring's expansion in this market and its continued support for our open architecture, which is designed to provide customers of our merged bank with access to world-class products and services."

Prudential has operated in Thailand for more than 20 years through Prudential Life Assurance (Thailand) Public Company Limited. Prudential serves more than 1.6 million customers in Thailand and manages more than THB 107 billion of assets on their behalf6.

Eastspring is Asia's leading retail asset manager with USD 216 billion (GBP 169 billion) of assets under management7 and has been operating in Asia for 25 years.

Enquiries:
Media		Investors/Analysts
Anneliese Diedrichs	+65 8799 9241	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin Darwin Lam	+44 (0)20 3977 9215 +852 2918 6348

Notes to Editors:
Exchange rates of GBP 1 = THB 39.0592, which is the closing exchange rate as of 30 June 2019, have been used throughout this document.

About Eastspring Investments
Eastspring Investments is a leading Asia-based asset manager that manages over USD 216 billion (as at 30 June 2019) of assets on behalf of institutional and retail clients. Operating in Asia since 1994, Eastspring Investments is the Asian asset management business of Prudential plc, an international financial services group, and has one of the widest footprints across the region*. We provide investment solutions across a broad range of asset classes including equities, fixed income, multi asset solutions and alternatives and are committed to delivering high quality investment outcomes for our clients over the long term. Eastspring Investments is a signatory to the United Nations-supported Principles for Responsible Investment (PRI), a voluntary program which encourages best practice in environmental, social and corporate governance issues. For more information on Eastspring Investments, please visit: www.eastspring.com

*Eastspring Investments (excluding JV companies) companies are ultimately wholly-owned / indirect subsidiaries / associate of Prudential plc of the United Kingdom. Eastspring Investments companies (including JV's) and Prudential plc are not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers and it has £717 billion of assets under management (as at 30 June 2019). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Footnotes
1              Eastspring will acquire GSB's entire 25.0% stake in TFUND and a 25.1% stake from TBANK.
2              Based on GBP 1 = THB 39.0592 which is the closing exchange rate as at 30 June 2019.
3              Mutual funds under management as at 31 August 2019.
4              Mutual fund market shares; Mutual fund assets under management as at 31 August 2019.
5              Source: Cerulli Asset Management in Southeast Asia 2019 Report, data as of Dec 2018.
6              As of 30 June 2019.
7              As of 30 June 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark Fitzpatrick

Mark Fitzpatrick
Group Chief Financial Officer and Chief Operating Officer